Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

48203-030

June 24, 2016

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Monster Digital, Inc. (f/k/a Tandon Digital, Inc.)

Amendment No. 4 to Registration Statement on Form S-1

Filed June 7, 2016

Amendment No. 5 to Registration Statement on Form S-1

Filed June 9, 2016

File No. 333-207938

Dear Ms. Mills-Apenteng

On behalf of our client, Monster Digital, Inc., a Delaware corporation (the “Company”),we hereby file Amendment No. 6 to the Company’s Registration Statement on Form S-1, as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2015 (the “Amendment No. 6”). Amendment No. 6 is hereby filed to provide responses to comments (the “Comments) of the staff of the Commission (the “Staff”) issued in a letter dated June 17, 2016 (the “Staff’s Letter”) relating to Amendments No. 4 and 5 to the Company’s Registration Statement on Form S-1 as filed with the Commission on June 7, 2016 and June 9, 2016, respectively. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 6. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 6.

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924 Telephone: 714.371.2500 Fax: 714.371.2550

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

General

1. Mr. Jawahar Tandon appears to have signed the registration statement in his capacity as Executive Chairman of the Board, and is referenced as Executive Chairman of the Board on pages 4, 29 and 83. Yet disclosures elsewhere in your document indicate that Mr. Tandon stepped down as Executive Chairman in May 2016. Revise to ensure that Mr. Tandon’s position with the Company is described consistently throughout the document, including the signature page

In response to the Staff’s comment, revisions have been made to ensure that Mr. Tandon’s position with the Company is described consistently throughout the document.

2. We are unable to locate exhibit 10.16, which according to your exhibit index is a manufacturing agreement with Shuoying Digital Science & Technology (China) Co., Ltd. Please file this agreement with your next amendment.

Please note that the Manufacturing Agreement referenced in the comment is now filed as an Exhibit.

Prospectus Summary

Growth Strategy, page 2

3. We note your updated disclosure regarding preliminary discussions relating to the manufacture and sourcing of new products that you expect to introduce within the next three to nine months. To the extent that you elect to discuss these expected product launches, you should balance your disclosure so that it reflects clearly the uncertainties associated with such launches.

In response to the Staff’s comment, changes have been made to the Section entitled “Prospectus Summary – Our Business – General – Growth Strategy” located on page 2 of the Prospectus to provide a balanced discussion reflecting uncertainties associated with such launches.

“Conversion of Indebtedness and issuance and conversion of Series A …,” page 4

4. The legalistic recitation of the terms of conversion, cancelation of shares, and corresponding issuances of shares by the Company makes the substance of the disclosure in this section difficult to understand. Please revise to provide a clear and concise explanation of the recent developments you reference, avoiding legal jargon and focusing on the information that is material to an understanding of the offering. You may wish to provide a summary accompanied by a cross-reference to a more detailed discussion of these developments elsewhere.

In response to the Staff’s comment, changes have been made to the Section entitled “Prospectus Summary – Our Business – Conversion of Indebtedness and issuance and conversion of Series A Preferred Stock” located on page 4 of the Prospectus to provide a clear and concise explanations of those recent development and provide appropriate cross-references to a more detailed discussion of these developments elsewhere in the document.

Litigation, page 73

5. We note that certain legal proceedings have not been updated in your recent amendments. For example, the most recent developments pertaining to the proceedings involving Memphis Electronics, Phison Electronics Corp. and Unigen Corporation date back to March 9, 2015, August 18, 2015, and August 28, 2015, respectively. Please update the status of all the referenced proceedings to the most recent practicable date. Further, to the extent there are material developments regarding the patent infringement allegations by GoPro, Inc., ensure that you update your discussion here and in risk factors.

In response to the Staff’s comment, updates have been made to the Section entitled “Business – Litigation” located on page 73 of the Prospectus to update the litigation described therein. Please note that there are no material developments regarding the patent infringement allegations by GoPro and therefore no updates have been made regarding this matter.

Executive Compensation

Summary Compensation Table, page 79

6. Your table does not appear to include the two most highly paid individuals, other than your principal executive officer, serving at the end of the last completed fiscal year. Refer to Item 402(m)(2)(ii) of Regulation S-K. Additionally, please provide us with your analysis as to why you did not include Mr. Olert in the table. Refer to Item 402(m)(2)(iii).

In response to the Staff’s comment, changes have been made to the Section entitled “Executive Compensation” located on page 79 of the Prospectus. Please note that Mr. Olert is now included in the table.

7. Please revise the summary compensation table to reflect the positions held by the named executive officers during the periods indicated. For example, Mr. Jawahar Tandon should be identified in the table as Chief Executive Officer since he served in that capacity in 2014 and 2015. Similarly, Mr. Vivek Tandon should be identified in the table as Chief Operating Officer since he served in that capacity for a portion of 2015, however this is not reflected in the table. You may include footnotes to the table to clarify changes in positions held during 2015 and 2016.

In response to the Staff’s comment, changes have been made to the Section entitled “Executive Compensation” located on page 79 of the Prospectus.

Principal Stockholders, page 91

8. You disclose that the information presented in this section sets forth beneficial ownership as of March 31, 2016. Please update your disclosure to ensure that you provide information on the beneficial ownership of your principal stockholders as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

In response to the Staff’s comment, the Section entitled “Principal Stockholders” located on page 91 of the Prospectus has been updated to provide beneficial ownership information as of June 20, 2016.

Please direct any questions with respect to this confidential submission to the undersigned at Manatt, Phelps & Phillips, LLP, 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626, phone (714) 371-2500 or email TPoletti@manatt.com.

Very truly yours,
MANATT, PHELPS & PHILLIPS, LLP
/s/ Thomas J. Poletti
Thomas J. Poletti

Enclosure

cc:	David H. Clarke, Chief Executive Officer

David Olert, Vice President, Finance and Chief Financial Officer

Ralph DeMartino, Schiff Hardin, LLP